

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Dilip Shanghvi
Chairman of the Board of Directors
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 2624761, Israel

Re: Taro Pharmaceutical Industries Ltd.
Schedule 13E-3 Filed February 15, 2024
File No. 005-49231

Dear Dilip Shanghvi:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing, unless otherwise indicated.

Schedule 13E-3 Filed February 15, 2024

General

1. We note that the required shareholder vote to approve and adopt the Transactions is not consistently stated throughout the Proxy Statement. Specifically, the affirmative vote of (i) at least 75% of the ordinary shares present and voting at the ordinary class meeting and (ii) at least 75% of the founders' shares present and voting at the founders class meeting is omitted in certain places. See, for example, the first bullet under "Procedural Safeguards" on page 38 of the Proxy Statement. Please revise or advise.

2. We note the following disclosure on page 1 of your Schedule 13E-3: "Sun Pharma, Alkaloida, TDC, and SPH expect to fund the aggregate merger consideration and all related fees and expenses with cash on hand, borrowings or a combination thereof." However, Item 10(d) of your Schedule 13E-3 and the section entitled "Financing of the Merger" on page 41 of the Proxy Statement indicate that the Merger will be funded entirely by cash on hand. Please clarify whether the Filing Persons expect to borrow any funds to consummate the Merger. See Item 10 of Schedule 13E-3 and Item 1007(d) of

Regulation M-A.

Background to the Merger, page 9

3.   On July 19, 2023, the Company's second largest shareholder, Krensavage Asset Management LLC ("Krensavage"), issued a press release opposing the Initial Proposal with a purchase of $38.00 per share. See slides 13 and 14 of Exhibit (c)(2). Please expand this section to address whether and if so, how the Special Committee considered Krensavage's opposition to the Initial Proposal and to describe any related communication with Krensavage, if applicable.

4.   On page 11 of the Proxy Statement, you state that the Special Committee discussed the potential facilitation of a "business matter that is unrelated to the Merger between Sun Pharma and another company" by a member of the Special Committee at its meeting on July 25, 2023. Please revise your disclosure to explain how the Special Committee resolved this matter.

5.   On page 12 of the Proxy Statement, you define the terms the "Pending Litigation" and the "Litigation Loss Contingency Amount." Please explain in detail the litigation encompassed by these defined terms so that shareholders can better understand the related negotiations of this transaction and how such litigation affects the Company's valuation.

Opinion of the Special Committee's Financial Advisor, page 29

6.   At the bottom of page 29 of the Proxy Statement, you refer to "certain internal financial and operating information with respect to the business, operations and prospects of the Company," which included the Management Forecasts that were reviewed by BoA Securities in connection with rendering its opinion. This reference appears to include non-public forecasts and projections beyond the Management Forecasts. If so, please revise to summarize them in the Proxy Statement.

7.   Revise the "Summary of Material Company Financial Analyses" section to include a summary of the BoA Securities presentations filed as Exhibit (c)(2) through (c)(6). See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. To the extent that one or more of the presentations are the same as other presentations you have already described in the revised disclosure, provide a summary of the material differences.

8.   Please revise the 'Summary of Material Company Financial Analyses' section to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the enterprise value for each selected company that is the basis for the multiples disclosed on page 32 of the Proxy Statement with respect to the "Selected Publicly Traded Companies Analysis" and (ii) the premia paid for each transaction referenced on page 34 of the Proxy Statement with respect to the "Premia Calculations" section.

9.   On page 31 of the Proxy Statement, expand the explanation of how BoA Securities selected the comparable companies, rather than only stating that such companies are

"publicly traded generics companies." Similarly, on page 34 of the Proxy Statement, revise to explain how BoA Securities selected the comparable transactions, rather than only stating that such transactions were "public company biopharmaceutical acquisitions."

10. On page 33 of the Proxy Statement, we note that the heading for the first and third column of the table at the top of page are both "EV / 2023E EBITDA." Please revise these headings, or otherwise clearly explain the difference between these columns.

11. We note that you have presented an "illustrative sensitivity scenario" for BoA Securities' Discounted Cash Flow Analysis on page 34 of the Proxy Statement, which incorporates "adjustments to Net Revenue growth and Adjusted EBITDA margin based on input provided by the Special Committee." Please further explain these adjustments or to the extent such adjustments are explained elsewhere in the Proxy Statement, please include a cross-reference in this section.

Purposes and Effects of the Merger; Reasons for the Merger, page 39

12. Please expand your disclosure in this section to explain Sun Pharma's reasons for undertaking the Transactions at this time, as opposed to at any other time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Certain Unaudited Prospective Financial Information, page 47

13. We note on page 47 of the Proxy Statement that Taro's future financial performance for fiscal years 2024 through 2029 was "derived by extrapolating Taro management's financial model, including growth and margin trends." Please revise this disclosure to explain the assumptions used to extrapolate Taro's financial performance in order to create the Long-term Financial Model and quantify all assumptions, where practicable.

Financial Information, page 70

14. In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise this section of the Proxy Statement to include the information required by Item 1010(c) of Regulation M-A.

15. In the last bullet of page 70 of the Proxy Statement, you incorporate by reference "any additional periodic financial information contained in reports of foreign private issuer on Form 6-K that we furnish to the SEC . . . ." Schedule 13E-3 does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Beneficial Ownership of Taro Shares, page 78

16. We note that the 29,497,813 ordinary shares reported as beneficially owned by Dilip Shanghvi, as the Chairman of the Board, in the beneficial ownership table on page 78 of the Proxy Statement have been omitted from the total for "All Directors and Executive Officers as a group." Please revise or advise.

Directors and Executive Officers of Taro, Sun Pharma, Alkaloida, TDC, SPH and Merger Sub, page 80

17. Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each natural person specified in General Instruction C to Schedule 13E-3, including material occupations, positions, offices or employment during the past five years for such person, the starting and ending dates of such positions, and the principal business of any corporation or other organization in which such position was carried on.

Transactions Between Sun Pharma and Taro, page 93

18. Please revise your disclosure in this section to include the approximate dollar amounts paid between Sun Pharma and the Company for the disclosed transactions and arrangements. See Item 5 of Schedule 13E-3 and Item 1005(a) of Regulation M-A.

Where You Can Find More Information, page 94

19. The SEC public reference room no longer provides a means for shareholders to access periodic report filings; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions